Exhibit 99.1

rezolve® advanced retail technologies ai Investor presentation July 2025

Disclaimer Forward-Looking Statements This Presentation includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The actual results of Rezolve ® Ai Limited ("Rezolve") may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as "expect", "estimate", "project", "budget", "forecast", "anticipate", "intend", "plan", "may", "will", "could", "should", "believes", "predicts", "potential", "continue", and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Rezolve's expectations with respect to sales from its co-selling arrangements and descriptions of future performance. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Forward-looking statements in this Presentation include Rezolve's expectations You should carefully consider the risks and uncertainties described in the "Risk Factors" section of Rezolve's amended registration statement on Form F-4 (File No. 333-272751) filed with the U.S. Securities and Exchange Commission ("SEC") on July 5, 2024, and declared effective by the SEC on July 9, 2024 (the "Registration Statement") and its subsequent filings made with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside Rezolve's control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) competition, the ability of Rezolve to grow and manage growth profitably, and retain its management and key employees; (2) changes in applicable laws or regulations; and (3) weakness in the economy, market trends, uncertainty and other conditions in the markets in which Rezolve operates, and other factors beyond its control, such as inflation or rising interest rates. Rezolve cautions that the foregoing list of factors is not exclusive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. None of Rezolve nor any other person is responsible for updating or revising any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. All information set forth herein speaks only as of the date hereof in the case of information about Rezolve or the date of such information in the case of information from persons other than Rezolve, and Rezolve expressly disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this Presentation or to reflect any changes in their expectations or any change in events, conditions or circumstances on which any statement is based. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. Trademarks This Presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM © or ® symbols, but Rezolve will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. Industry and Market Data In this Presentation, Rezolve relies on and refers to publicly available information and statistics regarding market participants in the sectors in which Rezolve competes and other industry data. Any comparison of Rezolve to the industry or to any of its competitors is based on this publicly available information and statistics and such comparisons assume the reliability of the information available to Rezolve. Rezolve obtained this information and statistics from third-party sources, including reports by market research firms and company filings. While Rezolve believes such third-party information is reliable, there can be no assurance as to the accuracy or completeness of the indicated information. Rezolve has not independently verified the information provided by the third-party sources. Forecasts and Illustrative Scenarios This Presentation contains information with respect to Rezolve's projected results. This forecast is based on currently available information and Rezolve estimates as of the date of this presentation. None of Rezolve nor any independent auditors have audited, or performed any procedures with respect to any information for the purpose of its inclusion in this Presentation, and, accordingly, none of them express an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation. These projections are for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Rezolve does not undertake any commitment to update or revise any such information, whether as a result of new information, future events or otherwise. The assumptions and estimates underlying the above-referenced information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in such information. While all financial projections, estimates and targets are necessarily speculative, Rezolve believes that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. All data and information contained in this Presentation is presented as of June 30, 2025 unless otherwise indicated herein. ai rezolve advanced retail technologies

Rezolve® Ai is advancing digital retail engagement with its proprietary tech by providing customers with their own Gen Al powered sales engine that significantly improves their search, advice and revenue generation brain commerce. rezolve ai retail Ai Powered Conversational Commerce brain checkout. rezolve ai retail Ai Powered Engagement Platform rezolveR advanced retail technologies 3

Rezolve Ai:
At A Glance

- **Transforming commerce** through Conversational AI
- **Proprietary LLM** built specifically for commerce
- **Massive global TAM** across commerce and retail
- Multiple **growth levers**
- **Powerful economic model**

An Attractive and Diversified Business Model...

SaaS subscription-based model delivers scalability at high incremental margins

Professional Services platform supports customer AI adoption & integration in a market expected to eclipse $500 Bn by 2030[1]

...With Strong Business Momentum

$70M	50+	$9.8M	16M+	40M+
Scaling quickly to $70M ARR[2]	Enterprise Customers	Annual contract with Liverpool Mexico	Monthly Active Users (MAUs)	Consumer Device Installs

...And an Expanding Roster of Enterprise Customers

Crate&Barrel
DUNKIN'
NEW ERA
coles
Liverpool
beatgrid
LOKE
RS

rezolve ai
advanced retail technologies

[1] Source: IDC's Worldwide AI and Generative AI Spending Guide, 2024 V2

[2] Source: "Rezolve Ai Locks In $70 Million ARR Months Ahead of Plan" release dated June 12, 2025

4

Rezolve® Ai is designed to provide the next level of performance in digital shopping with Gen Al powered search, advisory and checkout... Value proposition Rezolve Ai is advancing digital retail engagement with its proprietary tech by providing customers with their own Gen Al powered sales engine that significantly improves search, advice and revenue generation 1. Payment Service Providers This is how Rezolve Ai is making it a reality > Offer a cloud-based highly scalable SaaS model with a B2B2C go-to-Market approach targeting large eCommerce platforms & merchants and PSPs1 > Partnering with Microsoft and Google to provide enormous, no cost sales leverage Generate revenue from business customers with a monthly fixed SaaS fee structured around 3 tiers based on their respective search volume USP is a custom-built Gen Al toolkit trained on eCommerce data rezolveR advanced retail technologies LO 5

...through a suite of Gen Al-enabled solutions powered by Rezolve Ai's foundational LLM brainpowa From... To... Cumbersome search Highly personalized - Multi-step journey 10101 10101 Generic LLMS (hallucinations) Seamless journey eCommerce focused LLM (zero hallucinations) স rezolveR advanced retail technologies 6

Our investment highlights: Rezolve Ai is uniquely positioned to create value by using Gen Al to transform Search and eCommerce rezolve advanced retail technologies ai | 1 Unique selling proposition 10101 01010 10101 2 Robust competitive position 3 Clear monetization strategy Large & growing market | 4 15 Deep experience | 6 Source: Rezolve Ai's SEC filings, Rezolve Ai financial model and capabilities Client discussions in the sales pipeline; multiple initial 150+ client acquisitions; strategic acquisitions, including GroupBy; and marketing and distribution partnerships with global hyperscalers Microsoft and Google Token data sets made from proprietary data to 300 Bn train Rezolve Ai's foundational model, proprietary patented Al-technology Tiers of pricing differentiated by search volume, 3 merchant-friendly crypto payment solution with Tether $480-$540 Bn Total addressable market Attractive financial model, robust capital structure and coverage >205,000 Previously onboarded merchants globally. Highly experienced management and board Expected ARR by year-end 2025; successful equity >$100 Mn conversion of $59mm of debt, successful $15mm equity raise in December 2024, and $30mm bank debt raise in January 2025; coverage by five US market analysts with buy-rating rezolve advanced retail technologies ai 7

1 Unique selling proposition

USP Positioning Monetization strategy Market Experience Financial model Rezolve Ai aims to be the leader in eCommerce through faster time to market, seamless UX, lower TCO and personalization Faster time to market One-click API integration Seamless user experience (UX) Addressing key eCommerce pain points Lower total cost of ownership (TCO) Foundation LLM and productized solution. suite Personalization enabled by gen Al rezolve® advanced retail technologies ai 9

USP Positioning Monetization strategy Market a Do Ө = Account Basket Menu Search product or brand Experience Financial model User experience of eCommerce has not changed significantly since the early 2010s 1990 Basic functionality with inaccurate results 2000s Keyword-based search including filters and faceted search 2010s Personalization and Now recommendation engines Next level of digital shopping experience through Al-powered search and advice rezolve® advanced retail technologies ai 10

USP Positioning Monetization strategy Past - Recommendation engine fails to filter the catalog on best possible options Market Experience Financial model Now - Next level of digital shopping via Gen Al-powered search and sales assistance Rezolve Ai transforms digital interaction No contextual product search Long list without smart recom- mendation small fridge X BRAIN New Question English v All Shopping Images Maps Videos News On sale Freestanding Built-in Up to AED 450 Sponsored Shop small fridge Hisense Single Door Refrigerator 122 Liter Rr122D4Asu Silver Compresso... 120 Nobel 120 L Gross/ 95 L Net, Double Door Refrigerator, Super Ge Fridge Bl SGR186 Defrost, R600a... APR 000 A I am looking for a fridge that has energy efficiency A, fits into a small kitchen and has a freezer. What do you recommend? Thanks for reaching out to us regarding your search for a fridge. Based on your input we identified the following products Option 1 Option 2 BUY NOW BUY NOW Understands even complex customer needs Provision of smart options and assistance rezolve® advanced retail technologies ai 11

USP Positioning Monetization strategy Market Experience Financial model eCommerce customer journey includes several negative experiences for shoppers that result in 70%+ cart abandonment and lower revenue for stores Customer activation Search & advisory Checkout/ payment كا Struggle to attract and convert customers Unnatural way of interacting with online shops Lack of personalized support Color + ADD TO CART O Positive customer experience & Negative customer experience Payment processing Fulfilment Lifecycle mgmt. PAY Poor checkout processes Discontent with customer service rezolve® advanced retail technologies ai 12

USP Positioning Monetization strategy Market Experience Financial model Rezolve Ai's holistic product suite solves end-customer pain points across the customer journey Customer activation Checkout/ Search & advisory payment D كا F Color + ADD TO CART Positive customer experience Negative customer experience Payment processing Fulfilment Lifecycle mgmt. PAY :D Omni-channel engagement platform (GeoZones, SMS, Audio, Social, Print) brain checkout. rezolve ai retail Al-enabled conversational product search (voice or type) brain commerce. rezolve ai retail Al-powered expert sales assistant Seamless one-tap checkout simplifying the multi-step process and integrating various PSPs and systems through APIs brain commerce. brain checkout. rezolve ai retail rezolve ai retail Conversational Al-assistant with enhanced customer service brain commerce. rezolve ai retail rezolve® advanced retail technologies ai 13

2 Robust competitive position

USP | Positioning | Monetization strategy | Market | Experience | Financial model

Rezolve Ai's proprietary commerce-centric LLM *brainpowa* provides outstanding sales advisory and outcomes

1. **Commerce-centric**

   Commerce-centric LLM specially trained on proprietary data using a distinctive method for cataloging eCommerce data

2. **Powerful search and merchandising**

   Enhances accuracy of search outcomes from current lexical and semantic search technologies like Elasticsearch, OpenSearch, or Solr

3. **Ready to deploy and flexible deployment options**

   Offers on-premises or SaaS cloud deployment with a microservices architecture for rapid, scalable deployment

4. **Multilingual and versatile**

   Available in 96 languages; creates robust chatbots and knowledge assistants for precise, data-driven enterprise specific conversations rezolve ai advanced retail technologies 15

USP | Positioning | Monetization strategy | Market | Experience | Financial model

Rezolve Ai is pioneering Gen AI-enabled eCommerce

ILLUSTRATIVE

Deep-dive next

Competitive landscape

Industry focus (vertical axis) / Depth of services (horizontal axis)

Industry focus	Model / single use case	Point solution	Journey platform
Industry agnostic	III: OpenAi, Cohere, Anthropic, Mistral AI, Google Bard	II: Bloomreach, Adobe Commerce, Big Commerce, Commercetools, Microsoft Commerce Solution	I: rezolve ai (advanced retail technologies)
Industry specific	IV: Searchspring, HCLSoftware, Twilio, Quantum Metric	V: Crownpeak, Fact Finder, Elastic, Algolia, Algonomy	

Player archetypes

	Archetype	Description
I	**Gen AI enabled eCommerce platform**	Offers full suite of eCommerce and retail Gen AI-enabled products to enable merchants across the customer journey
II	**All-in-one eCommerce platform**	*Emerging:* offer end-to-end online business solution (eCommerce), often start out as single use case
III	**LLM providers**	Offer access to large language models (LLMs) that were trained on generic and broad datasets
IV	**Single use case**	Solve a single use-case (e.g., customer queries handling)
V	**Search engines**	Offer search engine services, which enables users to perform internet searches to find specific information, websites, or resources rezolve ai advanced retail technologies 16

USP Positioning Monetization strategy Market Experience Financial model Rezolve Ai is positioned in the eCommerce vertical compared to large LLM providers Retail and eCommerce focus Proprietary AI technology Hallucination prevention technology Mass data processing capabilities Full enterprise on-premise optionality Affordable / SaaS pricing structure Leading capability: High rezolve. OpenAi Google Bard IBM Watson retail technologies Salesforce Einstein Cohere Low Source: Management estimates, Rezolve Ai's SEC filings rezolve® advanced retail technologies 17

Rezolve’s eCommerce LLM brain powa® rezolve ai retail Trained to ingest, understand and generate eCommerce-related content for the merchant, brainpowa uses its own embedding models to understand the meaning of product and text data at massive scale, unlocking powerful meta data + semantic search, and classification Enhancing Content Product enrichment processes using the models generative capability combined with Computer Vision models to enhance product dataset Improving Categorization Classification and Clustering engine of the model support expansive taxonomy generation into knowledge graphs with subclass inference capabilities Understanding intent The language model is able to understand the customer’s intent and provide correct responses rezolve® ai advanced retail technologies 18

3 Clear monetization strategy

Rezolve Ai’s Go-to-Market strategy is based on four distinctive pillars Differentiated value proposition Highest emphasis on advancing eCommerce via AIenabled search, sales assistant and seamless checkout Attractive sales geographies Initial focus on North America1 ($182 Bn) and Europe ($152 Bn) to capture the largest and fastest growing markets Clear target customers Focus on global hyperscaling partnerships with Microsoft and Google, top merchants and players within eCommerce, PSPs and retail conglomerates Strong sales capabilities Industry leading sales capability with rich experience in eCommerce and relationships with global distributors and merchants 1. Incl. Mexico Source: Rezolve Ai’s SEC filings; Rezolve Ai’s business plan rezolve® ai advanced retail technologies 20

Microsoft and Rezolve Ai Partner to Drive Global Retail Innovation with AI-Powered Commerce Solutions

Fulsome Endorsement


rezolve Ai
Microsoft
Nick Parker
President, Industry & Partnerships
Microsoft

Nick Parker, President of Industry and Partnerships at Microsoft:

*"Rezolve's **unique** technology specifically designed for commerce and retail, is transforming how businesses approach customer engagement and digital transactions."*

Source: https://www.rezolve.com/investors/

Broad Partnership Scope

Levelling Up Digital and Commerce Engagement:

By integrating the Brain Suite with Microsoft Azure, Rezolve Ai offers retailers scalable and secure AI capabilities, backed by Azure's enterprise-grade infrastructure, that are designed to reduce cart abandonment.

Global Distribution via Platform's Application Marketplace:

Brain Suite will be listed on the Microsoft Azure Marketplace, providing seamless access for retailers globally to leverage AI-driven solutions for commerce.

$130m+ Go-to-Market and Co-Sell Support:

Microsoft is committed to provide marketing and sales initiatives with an expected value up to $130+ million over the next five years:

- **Marketing:** Joint marketing campaigns, PR, and field enablement.
- **Co-Sell Support:** Access to Microsoft's 35,000 incentivized sellers and marketplace rewards to accelerate customer acquisition, connecting Rezolve AI with top retail customers across three major continents each quarter
- **ISV Success Benefits:** Access to Microsoft AI Cloud Partner Program benefits, unlocking incentives, co-sell readiness and technical support rezolve ai advanced retail technologies
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Google and Rezolve Ai Join Forces to Transform Global Commerce Experiences Through Unique Generative AI and Cloud Infrastructure Solutions Tara Brady, President of EMEA at Google Cloud: “Rezolve Ai’s focus in intelligent automation and conversational AI… compliments Google Cloud’s goal of making information accessible and useful. This collaboration provides customers with intelligent, efficient tools for improved productivity and enhanced experiences across retail and other sectors.” Source: https://www.rezolve.com/investors/ Key Aspects of the Partnership Global Reselling through Google’s Sales Channels: Google plans to distribute Rezolve Ai's Brain Suite worldwide, empowering retailers with advanced AI solutions that improve customer engagement, optimize operations, and drive business growth. Revenue Contribution & Customer Incentives: Google and Rezolve Ai expect that its channels will contribute over 50% of Rezolve Ai’s projected revenues in the coming years. Customers with Google Cloud commitments will be incentivized to adopt Rezolve Ai's Brain Suite, reducing their commitments while gaining access to next-gen eCommerce capabilities. Co-Marketing and Innovation: Google and Rezolve Ai expect to co-invest in a series of global marketing initiatives to drive brand awareness and demand for Brain Suite products, with collaborative innovation projects aimed at continuously enhancing Rezolve Ai Suite’s capabilities. Integration with Google Cloud Infrastructure: By hosting Rezolve Ai’s Brain Suite on Google Cloud, this partnership aims to ensure reliable, scalable, and secure deployment, giving retailers on Google Cloud access to AI-driven tools that create personalized, efficient customer journeys. rezolve® ai advanced retail technologies 22

Tether and Rezolve Ai Share Vision to Make Crypto Mainstream, Eliminate Merchant Fees, and Redefine USD 600bn-Retail Payments Market

Building together



tether

Paolo Ardoino, CEO of Tether

*"Cryptocurrency is no longer the future - it's here, and our strategic alliance with Rezolve Ai makes it practical and accessible for everyone…. **Together**, we're building a system that empowers consumers and retailers alike. "*

Source: https://www.rezolve.com/investors/

Delivering Game-changing Technology

Merchant Fee-Free Transactions:

Intended to create a disruptive incentive for retailers to adopt the system and encourage customer usage.

Real-Time Crypto-to-Fiat Conversion:

plan to work with exchanges to conduct instant crypto-to-fiat conversions, with funds credited to merchants in fiat at regular intervals.

Global Scalability:

A blockchain-based, AI-driven platform that integrates easily into retailers' existing apps and websites.

Consumer-Friendly Wallets:

Tether's non-custodial wallet WDK is planned to be integrated directly into Rezolve Ai's apps and partner merchants' platforms, enabling users to load any cryptocurrency and use it for purchases

With a 400 million growing user base already utilizing Tether's USD₮, the most widely adopted stablecoin



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Rezolve AI's long-term go-to-market strategy aims to expand its product offerings and scale into new industries and geographies Clear levers for sustained and accelerated growth eCommerce and Retail Other industries Geographies Source: Rezolve Ai’s SEC filings; Rezolve Ai’s business plan eCommerce penetration Strengthen products capabilities through seamless integrations Enhance product features Cement Rezolve Ai as an allencompassing intelligence platform that powers all eCommerce decisions Enable businesses to access BRAiN’s data platform through seamless API integrations Enhance functionality within a single app (e.g., event transactions, real- time retail/deals, and personalized customer experiences) Expand BRAiN’s capabilities into adjacent industries (e.g., media, hospitality, entertainment, etc.,) Scale BRAiN into new markets and geographies rezolve® ai advanced retail technologies 24

4 Large & growing market

Global: Total spend on Gen AI solutions in 2028 is expected to be USD ~$500 Bn+ PRELIMINARY – BASE CASE SCENARIO Annual forecasted spend on Gen AI solutions, 2024-28, USD Bn1 70-140 120-180 +47% p.a. 190-250 320-380 480-540 2024 25 26 27 2028 As of 2024, spend on Gen AI solutions will amount to USD 70-140 Bn B2B Spend on Gen AI solutions to reach USD 480-540 Bn driven by a ~50% CAGR 1. Methodology includes two complementary lenses i.e., the total economic potential of 60+ use cases ad the labor productivity potential across ~2.1K work activities Source: McKinsey Global Institute, “The economic potential of generative AI” (June 2023 rezolve® ai advanced retail technologies 26

USP | Positioning | Monetization strategy | Market | Experience | Financial model

Global: Foundational models and related tech services will account for USD 160 - 220 Bn of global annual Gen AI spend by 2028

PRELIMINARY – BASE CASE SCENARIO

Gen AI application annual spend breakdown[1], 2028, in Bn USD


480-540
190-230
270-330
5-20
70-90
10-30
100-140
60-80
Margin of software and AI point solution providers embedding Gen AI into their product
2028 spend on Gen AI solutions
2028 spend on Gen AI application development
Compute hardware costs (non-cloud only)
Cloud platform cost
AI tooling costs
rezolve ai
advanced retail technologies
Foundational models and related tech services[2]
Application creation

1. B2B focus, excludes revenue from private individuals (e.g., ChatGPT premium accounts)
2. Services include data engineering, model orchestration, and foundational models excludes compute. Source: McKinsey Global Institute, "The economic potential of generative AI" (June 2023)

Note: Base case scenario

rezolve ai advanced retail technologies 27

5 Deep experience and capabilities

USP | Positioning | Monetization strategy | Market | Experience | Financial model

Rezolve Ai has an experienced management team with deep expertise in managing listed companies, retail, product search, eCommerce and AI

Corporate Finance



Dan Wagner

Chairman & CEO

Founded Rezolve Ai in 2016 and MAID in 1984, which traded as Dialog on the LSE in 1994 and Nasdaq in 1995, where Dan became one of the youngest CEOs of a public company



Richard Burchill

Chief Financial Officer

20+ years of experience as a qualified accountant and corporate finance executive.

Previously, Finance Director of Arcadia, Deputy CFO, Group Treasurer, headed 40+ directorships

Technology



David Ingram

Chief Product Officer

25+ years in technology product management leadership in e-commerce, social, payments and mobile.

Experienced in the delivery of large-scale global SaaS B2B platforms



Dr. Salman Ahmad

Chief Technology Officer

20+ years of experience in mobile, software technology and applications, and web & server technologies

Previously, CTO and co-founder of Kenja Corp

Business Development and Sales



Arthur Yao

Deputy CEO

25+ years of experience on digital technology business development, operations efficiency, and global markets.

Previously, Head of Asia Technology Services in Genpact



Roland Gossage

Chief Revenue Officer

20+ years of experience in sales, marketing, services, operations, and development in the enterprise software industry.

Previously, CEO of GroupBy and roles at Endeca, Cognos, Hummingbird Technologies and Pure Data



Mark Turner

President, Global Commerce

25+ years of experience focused on strategic partnerships, business development, and M&A

Previously, Chief Commercial Officer in the IPO of Attraqt



Peter Vesco

Chief Commercial Officer and GM EMEA

20+ years of experience in the digital, financial, and IT sectors.

Previously CEO of ClickandBuy and SVP at Deutsche Telekom Payments

29

Our management team is supported by a deeply experienced board, advisory board and backed by renowned investors Rezolve Ai’s investors Dr. Stephen Perry Ex CFO, COO and Chief Digital Officer at Visa Christian Angermayer Founder of Aperion Investments Group with focus on Life Sciences, FinTech, AI Hersch Klaff Founder and CEO of Klaff Reality investment firm focusing on real estate and PE transactions Sanjay Patel CEO of Apollo Strategic Growth Capital and Vice Chair of Apollo Capital Solutions Brooks Newmark Ex British MP Ex Sr. Partner at Apollo Management LP Board members Advisory board Sir David Wright Ex British Ambassador to Japan and South Korea Ex Vice Chairman Barclays Capital Ex CEO UK Trade and Investment Justin King CBE Director of Marks & Spencer Chairman OVO Energy Chairman Allwyn Entertainment Chairman Dexters Ex CEO of J Sainsbury Gary Lauder MD of Lauder Partners a venture capital firm (part of the Estee Lauder Family Office) Bradley Wickens CEO Broadreach Investment Fund (Hedge fund) Tom Kalaris Founder Saranac Partners Ex CEO Barclays Wealth & Investment Management graphic rezolve® ai advanced retail technologies 30

6 Attractive financial model

Rezolve Ai’s economic model provides high operating leverage and a path to profitability Scalable subscription-based SaaS revenue model underpinned by high incremental margins requiring limited additional infrastructure investment Strong Financial Outlook: Targeting $100M ARR by year-end 2025 and Adjusted EBITDA break-even at $90M ARR ✓ Current $70M ARR driven by meaningful blue-chip customer subscription wins (e.g., Liverpool Mexico) and increasing demand for ongoing support and expertise from Rezolve Ai’s Professional Services division Ample liquidity position to support growth and strategic initiatives Clean balance sheet with no toxic convertible debt Source: Rezolve Ai’s SEC filings; Rezolve Ai’s business plan and press releases rezolve® ai advanced retail technologies 32

Our investment highlights Rezolve Ai is advancing digital retail engagement with its proprietary tech by providing customers with their own Gen AI powered sales engine that significantly improves search, advice and revenue generation 1 Unique selling proposition 2 Robust competitive position 3 Clear monetization strategy 4 Large & growing market 5 Track record of success 6 Attractive financial model Source: Rezolve Ai’s SEC filings, Rezolve Ai financial model rezolve® ai advanced retail technologies 33 rezolve® ai advanced retail technologies